

June 24, 2013

Via E- Mail

Mr. Timothy J. Cope
Chief Financial Officer
Lakes Entertainment, Inc.
130 Cheshire Lane
Suite 101
Minnetonka, Minnesota 55305

> **Re:** **Lakes Entertainment, Inc.**
> **Form 10-K for the year ended December 30, 2012**
> **Filed March 15, 2013**
> **File No. 000-24993**

Dear Mr. Cope:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 5. Long-Term Assets Related to Indian Casino Projects – Notes and Interest Receivable, page 36

1. We note from your disclosure on page 36 and elsewhere in the filing that you determined that the notes receivable from the Shingle Springs Tribe were impaired as of December 30, 2012 and January 1, 2012, as a result of your conclusion that it was probable that substantial amounts due would not be repaid within the contract term. This determination was based on the continued economic pressures in the northern California market and competition in the market the property serves, both of which have negatively impacted cash flows for the property. In light of the materiality of those notes receivable in relation to your total assets, and in order for an investor to gain an understanding of

whether additional impairment may need be recorded should conditions not improve, please tell us and significantly expand your disclosure in future filing to disclose the key methods and assumptions used in your impairment analysis for each of the periods presented, and your basis for these assumptions. In addition, please tell us how the actual results during the year ended December 30, 2012 compared to assumptions used when the impairment analysis was conducted as of January 1, 2012.

Note 8. Investment in Unconsolidated Investee, page 38

2. We note your disclosure indicating that the fair value of your cost method investment in Rock Ohio Ventures, LLC, is considered impracticable to estimate and that the impracticability in developing such an estimate is due primarily to insufficient information necessary to prepare a valuation model to determine fair value. We also note the disclosure indicating that Lakes is not aware of any events or changes in circumstances that could have had a significant adverse effect on the fair value of this investment and therefore, as of December 30, 2012 and January 1, 2012, no impairment was identified. In light of the materiality of this investment which represented approximately 17% of your total assets at December 30, 2012, the matters discussed in the first risk factor included on page 8 highlighting the impact of the current adverse economic conditions to your business, and the impairments you have recognized in the current and past periods with respect to other projects, we believe that additional disclosure is warranted in the critical accounting policies section of MD&A and notes to your financial statements explaining in further detail how you evaluate your investment in this entity for other than temporary impairments given your lack of sufficient information necessary to prepare a valuation model to determine fair value. For example, one of the properties that Rock Ventures has invested in has been open for approximately one year. Please tell us and revise your disclosure in future filings to indicate whether this project's full year of operations have been in line with its initial projections. If not, please explain to us in further detail why you do not believe your recorded investment in Rock Ohio Ventures has experienced an other than temporary impairment.

Note 9. Land, page 39

3. We note that during November 2012, Lakes sold the majority of the land it owned in Vicksburg, Mississippi for $0.4 million, which was carried at $1.7 million as of January 1, 2012, resulting in the recognition of an impairment charge of $1.3 million during fiscal 2012. Please tell us when this land had previously been evaluated for potential

impairment by the Company. Also, please indicate in further detail why no impairment charge with respect to this property was required prior to the date of sale.

Note 14. Income Taxes, page 42

4. We note from the reconciliation of the Company's statutory federal tax rate to its effective tax rate for 2012 that the change in the valuation allowance for deferred tax assets impacted the Company's effective tax rate by (373.8)% during 2012. Please tell us and revise Note 14 to explain why changes in the deferred tax asset valuation allowance significantly impacted the Company's effective tax rate during 2012.

Note 16. Financial Instruments and Fair Value Measurements, page 43
Balances Disclosed at Fair Value, page 44

5. We note from the tables included on page 44 that the estimated fair values of the Shingle Springs notes and interest receivable increased from $18,545 at January 1, 2012 to $49,920 at December 30, 2012. Please tell us and revise the notes to your financial statements to explain in further detail the facts and circumstances that resulted in the significant increase in the fair values of these notes and related interest receivable during 2012. As part of your response and your revised disclosure, you should also explain why the discount rate used to value these notes and related interest receivable decreased from 33% used as of January 1, 2012 to 12.8% used as of December 30, 2012.

Form 10-Q for the period ended March 31, 2013
Note 14. Related Party Transaction, page 13

6. We note that in March 2013, Lakes transferred to Lyle Berman, Lakes' Chairman of the Board and Chief Executive Officer, a $250,000 secured note from an unrelated third party company in exchange for a cash payment of $150,000 from Mr. Berman. The secured note was in default and related to a fiscal 2012 potential business development opportunity that Lakes decided not to pursue. Please tell us and revise the notes to your financial statements to disclose how you accounted for this transaction in the Company's financial statements. As part of your response and your revised disclosure, please indicate whether a loss was recognized in the Company's financial statements in connection with the exchange transaction and if not, please explain why.

7. Please address our comments on your Annual Report on Form 10-K for the year ended December 30, 2012, in future Quarterly Reports on Form 10-Q, where applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at 551-3750, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief